Spot the opportunity: His top series

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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
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Sam,

Sending over our latest from Günther Förg's Spot Paintings series. And there are two big reasons why it could be appealing to an investor like you.

First, this specific series has a great track record regardless of scale or period. Each painting is unique, but eight of his top ten auction sales are Spot Paintings. See how his Spot paintings compare to his other paintings below. Even though they only make up 2% of all auctioned works, they account for 20% of his total sales volume.

Förg's Price Growth: Spot Paintings vs. Other Paintings


Spot Paintings
All Paintings
2010
2012
2014
2016
2018
2020
2022

Masterworks Data

The second reason is Förg's track record of solid market-risk adjusted returns, with a Sharpe Ratio of 1.07 across 53 select works resold at auction from 1999 through 2023. During that same period, the S&P 500's Sharpe Ratio sits at 0.41.*

Get in on the offering here and view the offering circular below.

P.S. Not for you? We have other live offerings from artists like Helen Frankenthaler, Cecily Brown, Basquiat, and more available here.

Thanks,

Anthony DeSimone
—

Investor Relations
M A S T E R W O R K S

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circulars here, here, here, and here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*Market-Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.

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